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                   [LETTERHEAD OF PHELPS DODGE CORPORATION]



                                                            December 8, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                           Phelps Dodge Corporation
                     Withdrawal of Registration Statement
                       on Form S-4 (Reg. No. 333-86063)
                     ------------------------------------


Ladies and Gentlemen:

     Phelps Dodge Corporation ("Phelps Dodge") hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, that the Registration Statement on Form S-4 (Reg. No. 333-86063) originally filed by Phelps Dodge with the Securities and Exchange Commission (the "Commission") on August 27, 1999, as amended (the "Registration Statement"), be withdrawn.

     The Registration Statement was filed in connection with Phelps Dodge's efforts to acquire ASARCO Incorporated ("Asarco") through an exchange offer made to Asarco shareholders (the "Asarco Exchange Offer"). Since the Registration Statement was filed, Asarco has been acquired by another company (Grupo Mexico, S.A. de C.V.), and Phelps Dodge has terminated the Asarco Exchange Offer without purchasing any Asarco shares thereunder.

     Please do not hesitate to call me at (602) 234-8143 should you have any questions concerning the Registration Statement or this letter.


                                      Sincerely yours,

                                      /s/ S. David Colton



cc: Stephen C. Duvall
    Assistant Director
    Securities and Exchange Commission